[Hub International Letterhead]

August 21, 2006

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Hub International Limited

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 13, 2006

File Number: 001-31310

Dear Mr. Rosenberg:

Hub International Limited (the “Company”) hereby acknowledges receipt of the comment letter, dated July 28, 2006 (the “Comment Letter”), from the staff of the Securities and Exchange Commission, regarding the above captioned annual report on Form 10-K.

The Company is further extending the time allotted to respond to the Comment Letter and now intends to respond to the Comment Letter by September 29, 2006.

We appreciate your assistance in this matter. Please direct all questions or comments regarding this matter to me at 312-279-4886.

Sincerely,

/s/ Marianne D. Paine
Marianne D. Paine
Chief Legal Officer, Assistant Secretary

cc:	W. Kirk James